

November 6, 2007

<u>Via Facsimile (540) 983-9468 and U.S. Mail</u>

William R. Rakes, Esq.
Gentry Locke Rakes & Moore LLP
10 Franklin Road SE
Suite 800
Roanoke, VA 24011

> **Re: FNB Corporation**
> **Soliciting Materials filed pursuant to Rule 14a-12**
> **Filed September 13 and October 10, 2007 by the FNB Corporation**
> **Shareholders Committee**
>
> **Revised Preliminary Proxy Statement on Schedule 14A**
> **Filed November 1, 2007 by the FNB Corporation Shareholders Committee**
> **File No. 000-24141**

Dear Mr. Rakes:

We have reviewed the above-referenced filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

<u>General</u>

1.   We note that participants in the solicitation own approximately 370,000 shares of common stock of the company. We also note that as of May 2, 2007, FNB had 7,372,417 shares of common stock outstanding. It appears that the Committee holds beneficial ownership of more than 5% of the class of securities and that it should promptly file a Schedule 13D as required under Regulation 13D-G. If you disagree, please provide us your detailed legal analysis to the contrary.

2.   On a related note, the article in the American Banker dated October 12, 2007 you have provided us supplementally includes a statement by Mr. Clay that the committee has grown to 45 members who control "millions of additional shares." In this respect, we note that the participants listed in your proxy statement number

significantly fewer than 45 as do the shares owned by the participants. Please advise.

Soliciting Materials

3.   We note your response to comment 3

- We reissue the comment with respect to the first bullet point: we note that neither of the company's filings you referred to stated there would be a loss of employment (substantial or otherwise). Those filings refer to savings from personnel costs. We also note that the article you referred to only includes a reference to a loss of employment attributed to your committee, not the company. Please provide supplemental support for your disclosure or confirm that you will refrain from making similar statements in the future.

- We reissue the comment with respect to the second bullet point: we note that the October 12 American Banker article does not address your claims and that you have not provided the July 30 American Banker article, nor support for the remaining assertions in your response. Please provide supplemental support for your disclosure or confirm that you will refrain from making similar statements in the future.

- We reissue the comment with respect to the third bullet point: we note that except for the reduction in combined payroll supported by a February 2007 presentation, which may or may not be out of date and from which you have only provided one page, you have not provided the support previously requested. Please provide supplemental support for your disclosure or confirm that you will refrain from making similar statements in the future.

4.   We note that in the article from the San Francisco Business Times referenced in your September 13 filing that the Mercer Management Consulting study addressed mergers that took place in the ten years prior to the article's publication in 1997. We also note that in the MarketWatch article referenced in the same filing, the study published in the Journal of Finance in April 2006 addressed mergers that occurred between 1992 and 1999. Please confirm that in future filings you will provide the proper context to similar references to provide a complete representation of the cited article.

5.   We note your response to comment 4. Please provide us with a full copy of the Davenport report dated February 22, 2007.

6.   We note your response to comment 12. Please confirm that you will disclose the
        substance of your response in future filings, as applicable.

Revised Schedule 14A

Reasons to Vote "Against" the Proposed Merger, page 2

7.   We reissue comment 13 in part. With respect to the third bullet point in our
        previous comment, it is unclear how the disclosure "speaks for itself." It is not
        sufficient to address our comment by merely characterizing the statement as an
        opinion; you must also provide support for opinions or beliefs, which should be
        self-evident, disclosed in the proxy statement or provided to the staff on a
        supplemental basis. With respect to the fifth bullet point in our comment, your
        response indicates that you revised the disclosure but we are unable to find the
        revision: please advise. With respect to the sixth bullet point in comment 13 and
        to comment 16, please disclose here the substance of your response to comment
        12.

8.   Refer to our prior comments 6 and 15. Please revise your disclosure here to
        reflect the substance of our prior comment 6. Also, your response to comment 15
        indicates that Mr. Covington served on the board during the subject period but
        your revised disclosure does not indicate so. Please revise.

Background of the Solicitation, page 5

9.   We note your response to comment 17. In this respect, please expand your
        description of the Davenport presentations in May and June 2007, including
        whether any other transactions or alternatives to the current transaction were
        addressed in those presentations. To the extent other transactions or alternatives
        to the current transaction were in fact addressed in those presentations, please
        revised your disclosure elsewhere that presents a contrary description.

10.   With respect to the disclosure under paragraph (vi), it has come to our attention
        that the individual referred to therein has denied making the statements attributed
        to him to a meeting of the company's board at a time the board included among
        its members some members of the participants in this solicitation. Please revise
        or advise.

Opinion of the Committee's Financial Economist, page 6

11.   We reissue comment 18 in part. Please provide us your <u>analysis</u>, not merely a
        conclusory statement, of whether Mr. Bonomo is a participant in this solicitation.
        Refer to Instruction 3 to Item 4 of Schedule 14A for guidance.

12.   We reissue comment 19 in part. Please revise your disclosure to explain the basis of Mr. Bonomo's range of values resulting from his analysis of the tender offer method. For example, did Mr. Bonomo apply a specific range of multiples to a historical market price for FNB's common stock?

Certain Information Concerning the FNB Corporation Shareholders Committee, page 8

13.   We note your response to comment 21. Be advised that all soliciting materials, including those on your proposed web site, must be filed under the cover of Schedule 14A on the date of first use. Refer to Rule 14a-6(b) and (c).

Closing Comments

Please amend the preliminary proxy statement in response to these comments. Clearly and precisely mark the changes to the preliminary proxy statement effected by the amendment, as required by Rule 14a-6(h) and Rule 310 of Regulation S-T. We may have further comments upon receipt of your amendment; therefore, please allow adequate time after the filing of the amendment for further staff review.

Please direct any questions to me at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions